

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

Via E-mail
Douglas J. Kramer
Chief Executive Officer
Lapolla Industries, Inc.
Intercontinental Business Park
15402 Vantage Parkway East; Suite 322
Houston, TX 77032

> **Re:    Lapolla Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 1-31354**

Dear Mr. Kramer:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis . . . page 5

Liquidity and Capital Resources, page 8

1. You state that your new Revolver Loan provides an automatic sweep of your bank accounts to facilitate draw downs and minimize interest expense.  With a view toward future disclosure, please explain the automatic sweep feature in more detail to provide a better understanding of how the sweep works, how often it occurs, where the cash goes, and any other material terms necessary to help an investor understand the importance of the sweep to your Revolver Loan and your liquidity and capital resources.

2. In the first paragraph, you state that cash on hand, in part, will be sufficient to fund operations through fiscal 2012.  Given that you have no cash on hand, please explain to us how you are able to make this statement.

<u>Signatures, page 22</u>

3.  In future filings, please have your principal executive officer, principal financial officer, and controller or principal accounting officer indicate that they are signing the report in those capacities in the second portion of the signatures section.  Refer to General Instruction D(2)(a) to Form 10-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 if you have any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director